CERTIFICATE OF AMENDMENT OF
AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF
NETGEAR, INC.
NETGEAR, INC., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), hereby certifies as follows:
FIRST: The name of the Corporation is NETGEAR, Inc. The original Certificate of Incorporation of the Corporation was filed with the Delaware Secretary of State on January 8, 1996.
SECOND: The Board of Directors of the Corporation, acting in accordance with the provisions of Sections 141 and 242 of the General Corporation Law of the State of Delaware, adopted resolutions amending its Amended and Restated Certificate of Incorporation as follows:
A.ARTICLE X of the Corporation’s Amended and Restated Certificate of Incorporation be, and it hereby is, amended and restated to read in its entirety as follows:

“The Board is expressly empowered to adopt, amend or repeal any of the Bylaws of the Corporation. Any adoption, amendment or repeal of the Bylaws of the Corporation by the Board shall require the approval of a majority of the Board. The stockholders shall also have power to adopt, amend or repeal the Bylaws of the Corporation; provided, however, that, except as otherwise required by law or by this Certificate with respect to any vote of the holders of any class or series of stock of the Corporation, the affirmative vote of the holders of at least a majority of the votes cast at a meeting of the stockholders by the holders of stock entitled to vote at such meeting, voting together as a single class, shall be required to adopt, amend or repeal all or any portion of Article II, Section 3.2, Section 3.3, Section 3.4, Section 3.14, Article VI or Article IX of the Bylaws of the Corporation.”

B.ARTICLE XII of the Corporation’s Amended and Restated Certificate of Incorporation be, and it hereby is, amended and restated to read in its entirety as follows:

“The Corporation reserves the right to amend or repeal any provision contained in this Certificate in the manner prescribed by the laws of the State of Delaware and all rights conferred upon stockholders are granted subject to this reservation; provided, however, that, notwithstanding any other provision of this Certificate, or any provision of law that might otherwise permit a lesser vote or no vote, but in addition to any vote of the holders of any class or series of the stock of this Corporation required by law or by this Certificate, the affirmative vote of the holders of at least a majority of the voting power of the then outstanding shares of voting stock entitled to vote generally in the election of directors, voting together as a single class, shall be required to amend or repeal this Article XII, Article V, Article VI, Article VIII, Article IX or Article X.”

THIRD: The foregoing amendment was submitted to the stockholders of the Corporation for their approval, and was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.
IN WITNESS WHEREOF, NETGEAR, INC. has caused this Certificate of Amendment to be signed by its Chief Executive Officer this 2nd day of June, 2015.
NETGEAR, INC.
By:    /s/ Patrick C.S. Lo
Patrick C.S. Lo
Chief Executive Officer